Exhibit 99.1

GOLD RESERVE INC.
June 30, 2019
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$67,961,106	$147,646,353
Marketable equity securities (Note 5)			187,073	287,638
Income tax receivable			6,450,384	6,450,384
Deposits, advances and other			1,537,935	1,608,698
Total current assets			76,136,498	155,993,073
Property, plant and equipment, net (Note 6)			12,598,193	12,660,273
Right of use asset (Note 2)			293,524	–
Total assets			$89,028,215	$168,653,346
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$2,779,985	$712,520
Lease liability (Note 2)			82,009	–
Total current liabilities			2,861,994	712,520

Lease liability (Note 2)			213,556	–
Total liabilities			3,075,550	712,520

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			302,469,647	378,009,884
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2019…99,395,048	2018…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			20,752,893	20,721,850
Accumulated deficit			(257,895,247)	(251,416,280)
Total shareholders' equity			85,952,665	167,940,826
Total liabilities and shareholders' equity			$89,028,215	$168,653,346

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

            /s/ J.C. Potvin                                                              /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
INCOME (LOSS)
Gain on sale of mining data	$–	$52,500,000	$–	$52,500,000
Arbitration award	–	36,000,000	–	36,000,000
Interest income	440,415	67,744	971,053	88,832
Loss on marketable equity securities	(86,439)	(24,060)	(100,565)	(11,604)
Foreign currency gain (loss)	293,977	(422,610)	584,243	(424,557)
	647,953	88,121,074	1,454,731	88,152,671
EXPENSES
Corporate general and administrative (Notes 3 and 9)	1,291,411	3,344,441	2,448,259	4,515,276
Contingent value rights (Note 3)	–	4,459,124	–	4,459,124
Siembra Minera Project costs (Note 7)	2,431,298	662,030	4,269,160	1,243,063
Exploration costs	2,728	–	2,728	–
Legal and accounting	518,866	314,453	899,228	748,256
Arbitration and settlement (Note 3)	13,570	88,673	97,672	125,308
Equipment holding costs	108,689	203,318	216,651	479,170
	4,366,562	9,072,039	7,933,698	11,570,197

Net income (loss) before income tax	(3,718,609)	79,049,035	(6,478,967)	76,582,474
Income tax expense (Note 10)	–	(11,923,975)	–	(12,523,265)
Net income (loss) and comprehensive
income (loss) for the period	$(3,718,609)	$67,125,060	$(6,478,967)	$64,059,209

Net income (loss) per share
Basic	$(0.04)	$0.67	$(0.07)	$0.64
Diluted	$(0.04)	$0.67	$(0.07)	$0.64
Weighted average common shares outstanding,
Basic	99,395,048	99,395,048	99,395,048	99,395,048
Diluted	99,395,048	99,495,365	99,395,048	99,511,316

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 (Unaudited - Expressed in U.S. dollars)

	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,721,850	$(251,416,280)
Net loss for the period	–	–	–	–	(2,760,358)
Stock option compensation (Note 9)	–	–	–	31,043	–
Balance, March 31, 2019	99,395,048	378,009,884	20,625,372	20,752,893	(254,176,638)
Net loss for the period	–	–	–	–	(3,718,609)
Return of capital (Note 11)	–	(75,540,237)	–	–	–
Balance, June 30, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$ (257,895,247)

						Accumulated Other Comprehensive Income

	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2017	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,409,643	$(293,386,189)	$ 111,539
Cumulative effect of accounting
change	–	–	–	–	111,539	(111,539)
Net loss for the period	–	–	–	–	(3,065,851)	–
Stock option compensation (Note 9)	–	–	–	146,255	–	–
Balance, March 31, 2018	99,395,048	378,009,884	20,625,372	20,555,898	(296,340,501)	–
Net income for the period	–	–	–	–	67,125,060	–
Stock option compensation (Note 9)	–	–	–	73,678	–	–
Balance, June 30, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,629,576	$(229,215,441)	$ –

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Cash Flows from Operating Activities:
Net income (loss) for the period	$(3,718,609)	$67,125,060	$(6,478,967)	$64,059,209

Adjustments to reconcile net income (loss) to net cash

used in operating activities:
Stock option compensation	–	73,678	31,043	219,933
Depreciation	53,271	12,095	65,565	23,669
Gain on sale of mining data	–	(52,500,000)	–	(52,500,000)
Arbitration award	–	(36,000,000)	–	(36,000,000)
Loss on marketable equity securities	86,439	24,060	100,565	11,604
Changes in non-cash working capital:

Net decrease (increase) in deposits,   advances and other

	(1,082,546)	(1,031,162)	70,763	(1,190,327)

Net increase (decrease) in payables   and accrued expenses

	1,700,363	7,066,370	2,069,506	5,097,406
Net cash used in operating activities	(2,961,082)	(15,229,899)	(4,141,525)	(20,278,506)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(2,235)	(51,769)	(3,485)	(69,878)
Net cash used in investing activities	(2,235)	(51,769)	(3,485)	(69,878)
Cash Flows from Financing Activities:
Return of capital	(75,540,237)	–	(75,540,237)	–
Net cash used in financing activities	(75,540,237)	–	(75,540,237)	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(78,503,554)	(15,281,668)	(79,685,247)	(20,348,384)
Cash and cash equivalents - beginning of period	146,464,660	132,606,002	147,646,353	137,672,718
Cash and cash equivalents - end of period	$67,961,106	$117,324,334	$67,961,106	$117,324,334

Supplemental Cash Flow Information:

Cash paid for income taxes	$–	$10,196,311	$–	$10,921,926

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities related to the advancement of the Siembra Minera Project and the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award and the acquisition of our Mining Data by Venezuela (See Note 3, Arbitral Award and Mining Data Sale Settlement Agreement and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

On August 5, 2019, the U.S. government issued an Executive Order that blocks all property of the Venezuelan government and prohibits U.S. persons from engaging in virtually all dealings with the Venezuelan government. As a result, Siembra Minera is now considered to be blocked property (or an SDN), which means that the Company and its employees are prohibited from any dealings with Siembra Minera (See Note 3, Arbitral Award and Mining Data Sale Settlement Agreement and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and the related notes included in our Annual Report on Form 40-F for the year ended December 31, 2018.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase the Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Note 2.      New Accounting Policies:

Adopted in the year

In February 2016, the FASB issued ASU 2016-02, Leases. This update increased the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted this standard as of January 1, 2019 using the modified retrospective approach and recorded a lease liability and corresponding right of use asset of approximately $0.3 million for the operating lease for its corporate office.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Changes to the Company’s accounting policy as a result of the adoption are as follows: Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. When the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The ROU assets include any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Note 3.      Arbitral Award and Mining Data Sale Settlement Agreement:

In October 2009 we initiated the Brisas Arbitration to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project. On September 22, 2014, we were granted an Arbitral Award (the “Award”) totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion ($792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data")) in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this report, the Company had received transfers to its bank account, pursuant to the Settlement Agreement, of approximately $254 million including $165.5 million transferred from the Trust Account (excluding $21.5 million that remains in the Trust Account. See Note 4, Cash and Cash Equivalents) and $88.5 million (the market value at the time of the agreement) in Venezuelan government bonds, which were at the time exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by the U.S. Treasury Department's Office of Foreign Asset Control ("OFAC"). The bonds were subsequently sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $859 million (including interest of approximately $80 million) as of the date of this report.

In August 2017, the U.S. government imposed financial sanctions (as defined herein "Sanctions") targeting Venezuela by issuing an Executive Order ("EO") that prohibited U.S. persons from dealing in financings of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to certain subsidiaries of the state oil company, these restrictions prohibited financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General Licenses 3F or 9E issued by the Department of the Treasury’s Office of Foreign Asset Control ("OFAC")) or equity issued by the Venezuelan government after the U.S. financial Sanctions were imposed in August 2017. Prior to January 2019, certain Venezuelan government bonds identified in General License 3 had been largely exempt from U.S. Sanctions. As discussed below, U.S. Sanctions targeting the Venezuelan government were significantly expanded in August 2019.

U.S. financial sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan government officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more. Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. In September and November 2017, and again on May 21, 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials. In May 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to the Venezuelan government, including accounts receivable, (ii) any debt owed to the Venezuelan government that is pledged as collateral after May 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by the Venezuelan government of any equity interest in any entity in which the Venezuelan government has a 50% or greater ownership interest.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In November 2018, the U.S. government issued an EO authorizing OFAC to designate as an SDN any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving the Venezuelan government, or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria. OFAC issued guidance at the time that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

In January 2019, the U.S. government designated the Venezuelan state oil company as an SDN under the November 2018 EO. U.S. persons are generally prohibited from doing business with the state oil company and its subsidiaries unless authorized by OFAC. In conjunction with that action, OFAC also changed existing general licenses, such as General License 3 mentioned above, and issued additional general licenses to authorize certain transactions involving certain subsidiaries of the state oil company.

In March 2019, OFAC designated CVG Compania General de Minera de Venezuela CA and its president as SDNs pursuant to the November 2019 EO, in connection with the Venezuelan gold sector and also designated Bandes Bank as an SDN with the same effects as those described above with respect to the Venezuelan state oil company. In conjunction with that designation, OFAC issued several general licenses, although none that authorize the Company's dealings with Bandes Bank. Due to the deteriorating economic conditions in Venezuela and as a result of the Bandes Bank designation that blocked the Company’s access to the funds held in the Trust Account at Bandes Bank, the Company recorded an impairment loss in December 2018 on the balance in the Trust Account of approximately $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement.

To the extent required, the Company may apply for a license from OFAC to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating U.S. Sanctions. The Company may also pursue similar relief from Sanctions imposed under Canadian law.

On August 5, 2019, the U.S. government issued an EO that blocks all property of the Venezuelan government and prohibits U.S. persons from engaging in virtually all dealings with the Venezuelan government. This action targets the Venezuelan government and entities owned 50% or more or otherwise controlled by the Venezuelan government.  Because the August 2019 EO applies to entities 50% or more owned by the Venezuelan government, the Mixed Company is now considered to be blocked (or an SDN), which means that U.S. persons are generally prohibited from dealing with the Mixed Company. The breadth and scope of the August 2019 EO adversely impacts our ability to collect the remaining balance of the Award plus interest from Venezuela and, until Sanctions are lifted, significantly impedes our ability to develop the Siembra Minera Project.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations, as well as a bonus plan as described below. Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining cash held in the Trust Account to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank account as funds available for purposes of the CVR and Bonus Plan cash distributions.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data (See Note 11, Return of Capital).

Note 4.      Cash and Cash Equivalents:

	June 30,	December 31,
	2019	2018
Bank deposits	$34,690,815	$47,588,968
Short term investments	33,270,291	100,057,385
Total	$67,961,106	$147,646,353

Short term investments include money market funds and U.S. treasury bills which mature in three months or less.

Payments made by Venezuela associated with the Settlement Agreement (excluding the transfer of Venezuelan bonds as discussed herein) have been deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. As Bandes Bank has been designated as an SDN, in 2018 the Company recorded an impairment loss on the remaining balance in the account and considers the Trust Account to be blocked property and not recoverable for accounting purposes. The Trust Account and the approximately $21.5 million therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property.

Note 5.      Marketable Securities:

	June 30,	December 31,
	2019	2018
Equity securities
Fair value at beginning of period	$287,638	$239,232
Increase (decrease) in fair value	(100,565)	48,406
Fair value at balance sheet date	$187,073	$287,638

Debt securities
Fair value at beginning of year	$–	$–
Acquisitions	–	88,500,000
Dispositions	–	(74,311,349)
Realized loss	–	(14,188,651)
Fair value at balance sheet date	$–	$–

Marketable securities are accounted for at fair value, based on quoted market prices with gains or losses recorded in the Consolidated Statements of Operations. Gains and losses on securities sold are based on the average cost of the shares held at the date of disposition. As of June 30, 2019 and December 31, 2018, marketable equity securities had a cost basis of $98,043. Marketable debt securities, which were sold during 2018, consisted of Venezuelan government bonds received under the Settlement Agreement (See Note 3, Arbitral Award and Mining Data Sale Settlement Agreement).

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The fair values of the Company’s marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2019
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	473,054	(346,794)	126,260
Transportation equipment	491,025	(83,725)	407,300
Leasehold improvements	51,658	(14,559)	37,099
Mineral property	350,000	–	350,000
	$13,043,271	$(445,078)	$12,598,193

		Accumulated
	Cost	Depreciation	Net
December 31, 2018
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	469,569	(333,828)	135,741
Transportation equipment	491,025	(34,622)	456,403
Leasehold improvements	51,658	(11,063)	40,595
Mineral property	350,000	–	350,000
	$13,039,786	$(379,513)	$12,660,273

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount. No impairment write-downs of property, plant and equipment were recorded during the six months ended June 30, 2019 and 2018.

Note 7.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the Brisas and Las Cristinas concessions) contained within Bolivar State comprising the Siembra Minera Project (which has a 20 year term with two 10 year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs on the Siembra Minera Project, which beginning in 2016 through June 30, 2019, amounted to a total of approximately $18.6 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social works programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within “Siembra Minera Project Costs” in the Consolidated Statements of Operations.

On August 5, 2019, the U.S. government issued an EO that blocks all property of the Venezuelan government and prohibits U.S. persons from engaging in virtually all dealings with the Venezuelan government. This action targets the Venezuelan government and entities owned 50% or more or otherwise controlled by the Venezuelan government.  Because the August 2019 EO applies to entities 50% or more owned by the Venezuelan government, Siembra Minera is now considered to be blocked (or an SDN), which means that U.S. persons are generally prohibited from dealing with Siembra Minera.

The imposition of these broader Sanctions by the U.S. and Canadian governments (See Note 3, Arbitral Award and Mining Data Sale Settlement Agreement) poses a significant impediment to the Company’s ability to work with Venezuelan government officials related to the future development of the Siembra Minera Project.

Note 8.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2018 were approximately $212,000. As of June 30, 2019, no contributions by the Company had been made for plan year 2019.

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

The Company’s equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of June 30, 2019, there were 2,307,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Stock option transactions for the six months ended June 30, 2019 and 2018 are as follows:

	2019		2018
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,554,565	$ 3.11	5,091,565	$ 3.13
Options expired	(185,000)	3.43	(237,000)	3.70
Options outstanding - end of period	4,369,565	$ 3.09	4,854,565	$ 3.10

Options exercisable - end of period	4,369,565	$ 3.09	4,279,568	$ 3.10

The following table relates to stock options at June 30, 2019:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$ -	1.94	444,922	$1.92	$ -	1.94
$2.69	125,000	$2.69	-	7.84	125,000	$2.69	-	7.84
$3.15	3,369,643	$3.15	-	7.63	3,369,643	$3.15	-	7.63
$3.91	180,000	$3.91	-	6.00	180,000	$3.91	-	6.00
$4.02	250,000	$4.02	-	5.07	250,000	$4.02	-	5.07
$1.92 - $4.02	4,369,565	$3.09	$ -	6.85	4,369,565	$3.09	$ -	6.85

No options were granted during the six month periods ended June 30, 2019 and 2018. The Company recorded non-cash compensation expense during the six months ended June 30, 2019 and 2018 of approximately $31,000 and $220,000, respectively for stock options granted in prior periods.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of June 30, 2019, in the event of a change of control, the amount payable under these agreements was approximately $8.9 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 10.    Income Tax:

Income tax expense (benefit) for the six months ended June 30, 2019 and 2018 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2019		2018
	Amount	%	Amount	%
Income tax expense (benefit) based on Canadian tax rates	$ (1,619,742)	(25)	$ 19,145,619	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	219,996	3	(3,434,408)	(5)
Non-deductible expenses	8,229	-	47,326	-
Withholding tax	-	-	759,062	1
Change in valuation allowance and other	1,391,517	22	(3,994,334)	(5)
	$ -	-	$ 12,523,265	16

The Company recorded income tax expense of NIL and $12.5 million for the six months ended June 30, 2019 and 2018, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The Company has an income tax receivable of $6.4 million related to prior year overpayments. The components of the Canadian and U.S. deferred income tax assets and liabilities as of June 30, 2019 and December 31, 2018 were as follows:

	June 30,	December 31,
	2019	2018
Deferred income tax assets
Net operating loss carry forwards	$33,389,888	$31,362,816
Property, Plant and Equipment	3,226,601	3,226,994
Other	1,565,820	1,652,114
	38,182,309	36,241,924
Valuation allowance	(38,163,613)	(36,202,109)
	$18,696	$39,815

Deferred income tax liabilities
Other	(18,696)	(39,815)
Net deferred income tax liability	$-	$-

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

At June 30, 2019, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

U.S.	Canadian	Expires
	$1,996,281	2026
	3,704,837	2027
	14,121,150	2028
	13,382,718	2029
	16,533,604	2030
	18,513,809	2031
	5,371,641	2032
	7,809,261	2033
	9,048,212	2034
	12,915,655	2035
	15,355,355	2036
	11,580,044	2037
	418,106	2038
	1,848,444	2039
1,143,378
$1,143,378	132,599,117

Note 11.    Return of Capital:

In June 2019, the Company completed a return of capital transaction by way of a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) which required approval by the Alberta Court of Queen’s Bench and at least two-thirds of the votes of shareholders. Pursuant to the plan of arrangement, the Company returned to holders of its Class A common shares approximately $76 million or $0.76 per Class A Share.